TanGold Announces 1,000+ TPD Processing Plant Expansion Plan for Buckreef Gold

FOR IMMEDIATE RELEASE – October 28, 2021

Construction and 1,000+ TPD Gold Processing Plant Expansion to be Funded from Existing Cash

TORONTO, October 28, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) is pleased to provide an update on Buckreef Gold Company Limited’s (Buckreef Gold) procurement and construction plan for a 1,000+ tonnes per day  (tpd) processing plant.

After analyzing various options to construct a 1,000+ tpd processing plant at Buckreef Gold, including an EPC build, it was determined that the most cost effective and timely approach to building a 1,000+ tpd processing plant was to self-construct this operation as an expansion to the 360 tpd processing plant. This revised cost effective plan supersedes the previously released plan.

The anticipated increase in cash flow from the 1,000+ processing plant will fund value enhancing activities at Buckreef Gold including, but not limited to, a robust exploration program in the Buckreef Main Zone, Buckreef West and the newly discovered Anfield Zone.  The Company and Buckreef Gold have developed a robust mine plan for the expanded mining operations and have confidence in the execution of the expanded operations and its potential for high financial returns. Buckreef Gold will operate the 360 tpd operation while simultaneously advancing construction on the 1,000+ tpd processing plant expansion. The 1,000+ tpd operation is expected to be capable of production 15,000 – 20,000 ounces of gold per year based on the initial mine plan and grade profile.

Highlights

•Low-Cost Expansion Funded from Existing Cash Resources: As experienced on the 360 tpd processing plant build, in-house construction significantly reduces capital expenditures. Project capital expenditures for an expanded 1,000+ tpd processing plant is estimated to be approximately US$4.0 million, which includes an upgraded elution circuit and other capital equipment to accommodate the increased throughput;

•Advanced Gold Production: An in-house plant expansion accelerates construction timelines, and advances the mine plan and gold production over previously envisaged timelines. The targeted completion of the 1,000+ tpd processing plant expansion is expected in calendar Q2/Q3 2022;

•Proven Proof of Concept: Buckreef Gold has purchased an additional 720 tpd of ball mill capacity and is constructing an expanded CIL tank circuit following a similar methodology used in the 360 tpd processing plant expansion (see proposed Processing Plant Flowsheet below).  The additional ball mills are in the process of being shipped and are one of the longest lead capital items. We do not anticipate any delays as a result of the ongoing issues with global supply chains;

•Reputable Owner Engineer: Ausenco has been retained as TanGold’s owner engineer to assist TanGold and Buckreef Gold in management of the 1,000+ tpd processing plant expansion;

•Locally Built: The process circuit will be primarily locally sourced and constructed by local teams in a cost effective and efficient manner similar to the 360 tpd processing plant expansion;

•Fully Permitted: Construction is on land that is 100% compensated and permitted; and

•Utilizes Existing Tailings Storage: Expanded operations will utilize the same tailings storage facility as the 360 tpd processing plant, which will be expanded over time.  Buckreef Gold will also continue to evaluate a dry stack tailings facility.

The self-construct option was given increased consideration as a result of: (i) the success in locally building and efficiently expanding the existing plant by 360 tpd; (ii) a five month timeline from ordering the major components of the 360 tpd processing plant to the start of project commissioning in October 2021; (iii) the success of the oxide test processing plant in achieving 90% gold recoveries over July and August 2021 as previously disclosed; (iv) project capital expenditures of US$1.6 million for the 360 tpd processing plant expansion, which was completed on budget; (v) existing crushing capacity of 1,440 tpd; and (vi) installation of a larger transformer for the 360 tpd plant which can accommodate the additional capacity.

1,000+ TPD Processing Plant Flowsheet

“We continue to gain confidence in the potential at Buckreef, both on the expansion of mining activities and the potential for significant exploration upside. I would like to congratulate the TanGold and Buckreef Gold teams on de-risking a negative cash flow test plant, optimizing recoveries to +90% and successfully expanding the processing plant to 360 tpd, which is now in the final stages of commissioning. Based on these successes we have increased confidence to again expand the processing plant to 1,000+ tpd. We expect to do this in a cost-effective, expedient manner and are excited about advancing on our second consecutive projected high returning project with an anticipated quick payback. The projected increase in cash flow from the expanded processing plant is expected to enable us to continue to advance Buckreef in a shareholder accretive fashion.” noted Stephen Mullowney, CEO.

Here is the link to Stephen Mullowney’s video summary of this release:

https://www.tangoldcorp.com/investors/presentations-and-videos/default.aspx

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the expanded 1,000+ tpd plant.

2.Advancing Sulphide Development that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (ii) step-out drilling in the northeast extension of Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project and in the region.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Andrew M. Cheatle, P.Geo., the Company’s COO and Director, is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TanGold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure. No assurance can be given that Tanzanian Gold will be able to achieve the same level of gold recovery in the future as it did at the test oxide test plant during the months of July and August 2021.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml. In addition, this press release refers to Measured, Indicated and Inferred Resources at the Company’s Buckreef gold project.  No assurance can be given that the Buckreef gold project has the amount of the mineral resources indicated or that such mineral resources may be economically extracted.

The information contained in this press release is as of the date of the press release and TanGold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company follows new SEC regulations which uses a CRIRSCO based templet for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.